

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated October 29, 2015, relating to the financial statements and financial highlights of Sparrow Growth Fund for the year ended August 31, 2015, and to the references to our firm under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statement of Additional Information.

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
Cleveland, Ohio
December 18, 2015